SEC
Mail Processing
Section

SEP 2 6 2008

Washington, DC
101

SECI 08032800 SSION

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

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SEC FILE NUMBER
8-53425

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2007 (MM/DD/YY) AND ENDING 06/30/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VENECREDIT SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1111 BRICKELL AVE SUITE 1575
(No. and Street)

MIAMI	FL	33131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CROWE CHIZEK & COMPANY LLC
(Name – *if individual, state last, first, middle name*)

6750 NORTH ANDREWS ROAD STE 200 FT. LAUDERDALE, FL 33309
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
OCT 2 0 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ALFONSO OSORIO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VENECREDIT SECURITIES, INC, as of JUNE 30, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

VICTOR J. FURNISS
Notary Public - State of Florida
My Commission Expires May 21, 2012
Commission # DD 790818
Bonded Through National Notary Assn.

Notary Public

Signature

DIRECTOR
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VENECREDIT SECURITIES, INC.
(A Wholly-Owned Subsidiary of VBT Holdings, LTD.)
Miami, Florida

FINANCIAL STATEMENTS
June 30, 2008 and 2007

VENECREDIT SECURITIES, INC.
(A Wholly-Owned Subsidiary of VBT Holdings, LTD.)
Miami, Florida

FINANCIAL STATEMENTS
June 30, 2008 and 2007

CONTENTS

Crowe

Crowe Chizek and Company LLC
Member Horwath International

6750 North Andrews Avenue, Suite 200
Fort Lauderdale, Florida 33309-2180
Tel 954.489.9310
Fax 954.489.4741
www.crowechizek.com

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholder
Venecredit Securities, Inc.
Miami, Florida

We have audited the accompanying statements of financial condition of Venecredit Securities, Inc. as of June 30, 2008 and 2007, and the related statements of operations and changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Venecredit Securities, Inc. as of June 30, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in the accompanying Schedule of the Computation of Net Capital Pursuant to Rule 17a-5 as of June 30, 2008 and 2007 on page 11 and Schedule of the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 as of June 30, 2008 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Crowe Chizek and Company LLC

Crowe Chizek and Company LLC

Fort Lauderdale, Florida
August 20, 2008

VENECREDIT SECURITIES, INC.
STATEMENTS OF FINANCIAL CONDITION
June 30, 2008 and 2007

	2008	2007
ASSETS		
Cash	$ 578,654	$ 164,963
Commercial paper	896,074	500,433
Cash and cash equivalents	1,474,728	665,396
Securities owned	412,803	824,257
Commissions and fees receivable	25,000	12,920
Office furnishings, equipment, and leasehold improvements, at cost, less accumulated depreciation of $84,947 in 2007 and $77,678 in 2006	1,861	6,755
Prepaid expenses and other assets	184,352	140,272
	$ 2,098,744	$ 1,649,600
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable	$ 6,748	$ 1,753
Accrued commissions	99,521	74,933
Accrued expenses and other liabilities	91,531	15,422
	197,800	92,108
Stockholder's equity		
Common stock	1,000,000	1,000,000
Retained earnings	900,944	557,492
Total stockholder's equity	1,900,944	1,557,492
	$ 2,098,744	$ 1,649,600

See accompanying notes to financial statements.

VENECREDIT SECURITIES, INC.
STATEMENTS OF OPERATIONS
Years ended June 30, 2008 and 2007

	2008	2007
Revenue:		
Commissions	$ 1,473,729	$ 996,799
Interest income	51,492	52,866
Other income	119,494	214,083
	1,644,715	1,263,748
Expenses:		
Compensation and benefits	376,479	339,045
Commission expense	412,570	292,100
Professional services	35,200	42,872
Occupancy and equipment	89,180	84,031
Insurance	59,331	41,913
Other	122,482	88,084
	1,095,242	888,045
Income before income taxes	549,473	375,703
Income taxes	206,021	130,197
Net income	$ 343,452	$ 245,506

See accompanying notes to financial statements.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
Years ended June 30, 2008 and 2007

	Common Stock	Retained Earnings	Total
Balance at July 1, 2006	$ 1,000,000	$ 311,986	$ 1,311,986
Net income	--	245,506	245,506
Balance at June 30, 2007	1,000,000	557,492	1,557,492
Net income	--	343,452	343,452
Balance at June 30, 2008	$ 1,000,000	$ 900,944	$ 1,900,944

See accompanying notes to financial statements.

VENECREDIT SECURITIES, INC.
STATEMENTS OF CASH FLOWS
Years ended June 30, 2008 and 2007

		2008		2007
Cash flows from operating activities				
Net income	$	343,452	$	245,506
Adjustments to reconcile net income to net cash provided by (used in) operating activities				
Depreciation		5,575		7,271
Changes in assets and liabilities				
Securities owned		411,454		(824,257)
Commissions receivable		(12,080)		(492)
Prepaid expenses and other assets		(44,080)		31,905
Accounts payable		4,995		1,753
Accrued commissions		24,588		2,043
Accrued expenses and other liabilities		76,109		(27,434)
Net cash from operating activities		810,013		(563,705)
Cash flows from investing activities				
Purchases of office furnishings and equipment		(681)		(1,656)
Net cash from investing activities		(681)		(1,656)
Net change in cash and cash equivalents		809,332		(565,361)
Cash and cash equivalents at beginning of year		665,396		1,230,757
Cash and cash equivalents at end of year	$	1,474,728	$	665,396
Supplemental disclosures:				
Interest paid	$	--	$	--
Income taxes paid		114,000		135,700

See accompanying notes to financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: Venecredit Securities, Inc. (the Company) was formed in May 2001 and is a broker-dealer registered with the Securities and Exchange Commission (SEC). The Company commenced operations in March 2002. The Company is a wholly-owned subsidiary of VBT Holdings, LTD. The Company offers securities transaction services to its customers. The Company clears its securities transactions on a fully-disclosed basis through Pershing LLC, a subsidiary of The Bank of New York (Pershing). The Company is a member of and is regulated by the Financial Industry Regulatory Authority. The Company primarily operates in South Florida and Venezuela.

Revenue Recognition: Proprietary and customer securities transactions and related revenue and expense are recorded on a trade date basis.

Securities Owned: The Company engages in trading activities for its own account. Securities are held principally for resale in the near term and recorded at fair value with changes in fair value included in other income on the statement of operations. Quoted market prices are used to determine the fair value of securities owned.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Statement of Cash Flows: The Company considers cash on hand, amounts due from depository institutions and short-term investments having an initial maturity of three months or less as cash and cash equivalents for purposes of the statement of cash flows.

Financial Instruments with Off-Balance-Sheet Risk: The Company, under the correspondent agreement with its clearing broker, has agreed to indemnify the clearing broker from damages or losses resulting from customer transactions. The Company is, therefore, exposed to off-balance-sheet risk of loss in the event that customers are unable to fulfill contractual obligations including their obligations under margin accounts. There were no accounts with margin balances as of June 30, 2008 and 2007. Since its inception, the Company has never been required to make a payment under this indemnification. In addition, the Company believes that it is unlikely it will have to make material payments under this indemnity. Accordingly, the Company has not recorded any contingent liability in its financial statements for this indemnity.

(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Office Furnishings, Equipment, and Leasehold Improvements: Office furnishings, equipment, and leasehold improvements are stated at cost, less accumulated depreciation that is computed using the straight-line method. Office furnishings and equipment are depreciated over their useful lives, which range from three to five years. Leasehold improvements are depreciated over the lesser of their useful lives or the remaining lease term, which range from six to seven years.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are presently such matters that will have a material effect on the financial statements.

Income Taxes: Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

Reclassifications: Certain items in the prior year financial statements were reclassified to conform to the current year presentation.

NOTE 2 - FULLY-DISCLOSED CLEARING AGREEMENT

In 2002, the Company entered into a fully-disclosed clearing agreement with Pershing whereby customer accounts are cleared and carried by Pershing. The agreement calls for the Company to maintain a deposit balance in an account maintained by Pershing. At June 30, 2008 and 2007, the Company had $100,000 of cash on deposit to satisfy this requirement and this is included in other assets on the statement of financial condition. Either party may terminate the agreement without cause upon the receipt of 90 days written notice.

(Continued)

NOTE 3 - CONCENTRATIONS OF CREDIT RISK

As of June 30, 2008 and 2007, the Company had concentrations of credit risk with depository institutions in the form of bank accounts, time deposits and clearing deposits, as well as with commercial entities in the form of commercial paper. Amounts due from depository institutions and commercial paper at year end were as follows.

	2008	2007
Due From Depository Institutions:		
Pershing operating accounts	$ 301,524	$ 124,376
Pershing deposit account	100,000	100,000
Bank of America	(907)	36,174
Commercial Paper:		
UBS Financial LLC	--	299,239
Bankamerica Corp.	--	201,194
BNP Paribas	199,483	--
Heinz	249,272	--
Bank of America	248,917	--
American Express	198,402	--
U.S. Government Bonds:		
Federal Home Loan Mortgage Corp.	--	99,824
Corporate Bonds:		
Amsouth Bank	--	281,495
General Electric	251,508	--
General Electric	45,582	--
BP	55,171	--
IBM	20,077	--
Citigroup	35,067	--
WalMart	1,035	--
Equity:		
Best Buy Company Inc.	--	88,673
Jetblue Airways Corp.	--	41,125
Motorola Inc.	--	88,500
Newmont Mining Corp.	--	97,650
Starbucks Corp.	--	78,720
EBay Inc.	--	48,270

(Continued)

NOTE 4 - INCOME TAXES

Income tax expense was as follows.

	2008	2007
Current	$ 206,021	$ 108,060
Deferred	--	22,137
	$ 206,021	$ 130,197

Year-end deferred tax assets and liabilities were due to the following.

	2008	2007
Deferred tax assets:		
Fixed asset depreciation	$ 3,719	$ 3,719
	$ 3,719	$ 3,719

The federal statutory rate for the Company is 34%. Effective tax rates differ from the federal statutory rate applied to financial statement income due to the effect of state income taxes and other miscellaneous items.

NOTE 5 – LEASES

In 2007, the Company renewed an operating lease for office space extending through 2013. Rent commitments under this noncancelable operating lease are as follows:

2009	$ 121,598
2010	126,456
2011	131,525
2012	136,778
Thereafter	11,398
Total	$ 644,681

For the years ended June 30, 2008 and 2007, rent expense was $81,142 and $73,980.

(Continued)

NOTE 5 - LEASES (Continued)

In 2006, the Company subleased a portion of the above mentioned lease extending through 2008. The Company received $44,948 in 2007 and $51,485 in 2008 relating to the sublease. These amounts were netted against occupancy and equipment expense in the statement of operations.

NOTE 6 - CUSTOMER RESERVE REQUIREMENT

The Company is exempt from certain provisions of Rule 15c3-3, "Customer Protection: Reserves and Custody of Securities" under the Securities Exchange Act of 1934, since the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

NOTE 7 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's net capital requirement is the greater of $100,000 or 6 2/3% of aggregate indebtedness. At June 30, 2008 and 2007, the Company had net capital of $1,776,485 and $1,424,199, which was $1,676,485 and $1,324,199 in excess of its required net capital. The Company's net capital ratio was 0.1123 to 1 at June 30, 2008 and 0.0647 to 1 at June 30, 2007. Advances to affiliates and other equity withdrawals are subject to certain notifications and other provisions of the net capital rule of the SEC and other regulatory bodies.

SUPPLEMENTARY INFORMATION

VENECREDIT SECURITIES, INC.
SCHEDULE OF THE COMPUTATION OF NET CAPITAL PURSUANT TO RULE 17a-5
June 30, 2008 and 2007

	2008	2007
Total stockholder's equity	$ 1,900,944	$ 1,557,492
Deductions and/or charges		
Net office furniture and equipment	1,861	6,755
Other nonallowable assets	110,085	53,717
	111,946	60,472
Net capital before haircuts on securities	1,788,998	1,497,020
Haircuts on securities	12,513	72,821
Net capital	$ 1,776,485	$ 1,424,199
Aggregate indebtedness		
Items included in statement of financial condition		
Accounts payable	$ 6,748	$ 1,753
Accrued commissions	99,521	74,933
Accrued expenses and other liabilities	93,292	15,422
Total aggregate indebtedness	$ 199,561	$ 92,108
Aggregate indebtedness to net capital	11.23%	6.47%
Computation of basic net capital requirement		
Minimum net capital required	$ 100,000	$ 100,000
Net capital	1,776,485	1,424,199
Excess net capital	$ 1,676,485	$ 1,324,199
Excess net capital at 1,000% (net capital less 10% of total aggregate indebtedness)	$ 1,756,706	$ 1,414,988

There are no material differences between the amounts presented above and the amounts presented in the Company's June 30, 2008 and 2007, unaudited FOCUS Part IIA filings.

VENECREDIT SECURITIES, INC.
SCHEDULE OF THE COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15C3-3
June 30, 2008

Exemptive Provisions

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) - $2,500 capital category as per Rule 15c3-1	________
B. (k)(2)(i) - "Special Account for the Exclusive Benefit of Customers" maintained	________
C. (k)(2)(ii) - All customer transactions cleared through another broker-dealer on a fully disclosed basis Name of clearing firm: Pershing Advisor Solutions LLC	X
D. (k)(3) - Exempted by the order of the Commission	________

There are no material differences between the amounts presented above and the amounts presented in the Company's June 30, 2008, unaudited FOCUS Part IIA filings.

INDEPENDENT AUDITORS' REPORT ON
INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors and Stockholder
Venecredit Securities, Inc.
Miami, Florida

In planning and performing our audit of the financial statements of Venecredit Securities, Inc. (the Company), as of and for the year ended June 30, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Crowe Chizek and Company LLC

Crowe Chizek and Company LLC

Fort Lauderdale, Florida
August 20, 2008

END